All-Market Advantage Fund, Inc.
Exhibit 77C


AMA Stockholder Meeting


A Special Meeting of the Stockholders of Alliance All-
Market Advantage Fund, Inc. (the ?Fund?) was held on
November 9, 2007.

A description of the proposal and number of shares voted at the Meeting follows. The required number of outstanding shares voted in favor of the proposal, and the proposal was approved.




FOR
AGAINST
ABSTAIN
1.  To approve an Agreement and Plan of
Acquisition and Liquidation between the
Fund and AllianceBernstein Large Cap
Growth Fund, Inc.

1,896,835.6311
116,910.0646
82,556.0000



















AMA NSAR Exhibit 77C.5-2007.doc